Symyx	rex_stock_wo_music Rex Jackson, Caroline	Page 1 of 4

Caroline:	The stock option exchange program has been the subject of discussions and questions. Here to talk more about the program is Rex Jackson, our CFO. Hello, Rex.

Rex Jackson:	Hi, Caroline.

Caroline:
In June, we announced a stock option exchange program.  The anticipated date for commencing the exchange was in mid-August.  Can you tell us a little more about this program and what it means for employees with stock options?

Rex Jackson:
Sure.  We launched the program last Tuesday, August 12th.  By now, all eligible employees should have received an email from Global Shares, our outside stock administrator, regarding the program, and giving instructions on how to participate.  The exchange is scheduled to close September 10th at 5:00 p.m. California time, so employees who want to participate need to make sure they get their forms in on time.  If you're an eligible employee and did not get an email regarding the exchange, you should contact Jim Vidano in Building Three immediately.

I can offer a couple of high level comments about the program.  As we discussed in June, our goal was to give our employees a chance to exchange existing stock options with exercise prices at or above $12 per share for new stock options with an exercise price at the current market price, which is now scheduled to be Symyx’s closing price on September 10th, the day the exchange closes.

We currently have about 2.9 million options outstanding that can participate, and if all are exchanged, we'll issue about 740,000 new options.  The ratios of old options to be turned in versus the new options we would grant are in the tender offer materials.  As you'd expect, the number of shares subject to the new option gets smaller as the exercise price of the options to be exchanged gets higher, because options with high exercise prices are generally less valuable than those with low exercise prices.

New options granted will generally vest over two years, with 25 percent vesting six months after the date of grant, and the rest vesting in equal monthly installments.  New options will have the same term as the options exchanged.  If an old option has less than two years left on its original term, the new option will vest just as I described, but anything still unvested one month before the option expires would be accelerated.

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Symyx	rex_stock_wo_music Rex Jackson, Caroline	Page 2 of 4

All in all, we believe this program gives us a chance to restore incentives for our employees in a way that's good for them and keeps their interest aligned with our stockholders' interests.

Caroline:	In the email sent in June, the eligible options price of greater than or equal to $12 and the exchange ratios for each price range were detailed. How were these numbers established?

Rex Jackson:
Well, regarding the $12 per share cutoff, that was very much a function of designing a program we thought our stockholders would approve, and one that would take our particular circumstances into account.  Typically, it's unlikely stockholders will approve a program unless it sets its cutoff at the highest price of the company stock in the 12 months prior to the time you're sending out materials asking for stockholder approval.

Given our significant stock price drop in April of last year, it made sense for us to wait until the 12 month look-back only covered periods after that drop.  So that put us in late April of 2008 as the earliest point we could start the process with this particular cutoff.

Putting together the exchange ratios was a bit more complicated.  The key here was to match the total value of options being turned in with the value of all new options being granted.  The idea is to make the exchange economically neutral to our stockholders.  The values are a function of current prices, recent price volatility of our stock, remaining option terms, and exercise prices.

We also tried to look at our outstanding options and determine buckets that made sense based on exercise prices and the number of options in each bucket.  In the end, we are confident we designed a fair value for value exchange.

Caroline:
Now can we use some of the price ranges to illustrate how the options are affected at each price range?  For example, as we're doing this interview, the stock is – our current stock is at $11.  If my option exercise price is $12 and I make the exchange, how would that benefit me?

Rex Jackson:
Sure.  Well, one example would be if you hold an option to purchase 1,000 shares of stock at an exercise price of $17.  In this exchange, the applicable ratio at this price is two to one, so you would be able to turn in the old option for a new one to purchase 500 shares of stock at the closing price of Symyx stock when the new options are granted.  We currently expect that date to be after the close of market on September 10th.  That new option would have a two-year vesting schedule.

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Symyx	rex_stock_wo_music Rex Jackson, Caroline	Page 3 of 4

Your example of an option with an exercise price of $12 per share also would have a two to one exchange ratio.  Whether it makes sense to exchange options with this exercise price is up to the employee.  Unfortunately, under SEC rules, we cannot give employees advice on whether to exchange or not, but clearly, employees have to look at the current price of the stock, the exercise price or prices of their options, the vesting period, and the term remaining under their options, and the exchange ratios to decide what they think is best.

Caroline:	Let's take the middle range price, and say my option exercise price is $25, or at a high, at $58. How would that change the value of my options, and why would it benefit me?

Rex Jackson:
So Caroline, I think that's really an exchange ratio question.  If you have an exercise price of $25 per share, you could exchange those options at a ratio of one new option for every three and a half options you turn in.  The ratio for options with a $58 per share exercise price is 30 to 1.  So if you had an option to purchase 3,000 shares at $58 per share, you would receive a new option to purchase 100 shares.  For both, the new exercise price would be the closing price on the final grant date when the exchange closes.

The question of whether either of these exchanges benefits you or not depends on your view of the likelihood of the stock moving higher than your exercise price per share on your old options before they expire.  Again, we cannot comment on what is the better answer, but I can offer a way employees might approach the question.

Assuming our stock appreciates from the new exercise price established when the exchange is final, and not taking into account vesting differences, new options would show a positive return versus the old options until we reach what I call a crossover point.  If you traded 3,500 options at $20 per share for 1,000 options at, for example, $11 a share, the new option would show a return between $11 and $20 per share, while the old options would have remained under water.

However, if the stock approaches, say, $24 a share, then the old options cross over, and would have generated higher value to the employee at and above that level.  So it really comes down to price, the exchange ratio, the employee's view of the new two-year vesting schedule, how long the option remains exercisable before it expires, and the employee's outlook on our future stock price in that timeframe.

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Symyx	rex_stock_wo_music Rex Jackson, Caroline	Page 4 of 4

Caroline:	How does this exchange benefit Symyx, and why are we doing this now?

Rex Jackson:
Actually, the rationale for doing this exchange is very similar to the rationale for original grants to employees.  By taking stock options with little or no perceived incentive or retention value and replacing them with ones that are priced at current market, we can restore some of that value.

The timing has been driven by two things.  First, as I indicated earlier, we needed to wait a year from the price drop in April of 2007.  Then we needed to coordinate that timing with when we could get the proposal in front of our stockholders, which we did in June of this year.  Once we had that approval, we then just needed to get this done as quickly as we could.

Caroline:	Okay. And if I'm unsure about whether or not to participate in the stock option exchange program, are there resources at Symyx to help me address my questions?

Rex Jackson:
So the tender offer materials on our intranet are the primary resource for making a decision whether to exchange or not.  Again, under the tender offer rules, we cannot provide investment advice or recommendations.  Each eligible employee has to make his or her own decision, since this is fundamentally a personal investment decision.

Caroline:	Thank you, Rex. I think that helps clarify some of the questions from employees.

Rex Jackson:	You're welcome.

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